March 8, 2022

Filed via EDGAR

Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Subject: Franklin Templeton Variable Insurance Products Trust (the “Registrant”), on behalf of its Series Franklin VolSmart Allocation VIP Fund (the “Fund”)

File Nos. 033-23493 and 811-05583

Dear Ms. White:

On behalf of the Fund, submitted herewith under the EDGAR system are the Fund’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy Fitzsimmons on February 24, 2022 with regard to Amendment No. 110 to the Registrant’s registration statement filed with the Commission on January 14, 2022 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Registration Statement”). Each comment from the Staff is summarized below, followed by the Fund’s response to the comment. Terms not defined herein have the meaning set forth for that term in the Registration Statement.

1. Comment: In the preamble to the fee table in the “Fund Summary – Fees and Expenses of the Fund” section of the prospectus, please add “sell” to the first sentence when describing the fees and expenses that you may pay if you buy and hold shares of the Fund in accordance with Form N-1A.

Response: The disclosure has been updated.

2. Comment: If there will be an opportunity for the investment adviser to recapture or recoup any fees waived under the fee waiver, please disclose the terms of the recoupment in the footnote to the Fee Table.

Response: Management does not have the ability to recapture or recoup fees waived under the fee waiver.

3. Comment: In the preamble to the “Principal Risks” section of the prospectus, please remove the reference to the subadviser if the Fund does not have one.

Response: The disclosure has been updated.

4. Comment: By reference to the small- and mid-capitalization principal risk, please clarify in the Principal Investment Strategies section that the Fund may invest in small- and mid-capitalization companies.

Response: The disclosure has been updated.

5. Comment: By reference to the mortgage- and asset-backed principal risks, please clarify in the Principal Investment Strategies section that the Fund may invest in such securities.

Response: The disclosure has been updated.

6. Comment: Please explain supplementally why the term “mortgage-backed” securities was changed to “mortgage” securities.

Response: The term was changed to apply to mortgage-related securities more generally.

7. Comment: In the “Principal Investment Policies and Practices” section, it states that the Fund may invest in high yield companies. If these investments are principal, please add to the Fund summary and disclose that such securities are also known as “junk bonds.”

Response: The disclosure has been updated accordingly.

8. Comment: In the “Fund Details” section of the prospectus, with respect to Western Asset’s strategies, please provide a plain English description of “effective duration.”

Response: The disclosure has been updated accordingly.

9. Comment: With respect to the removal of the risk of “unlimited loss” in the derivatives risk section, please explain why the risk was removed or revise the disclosure.

Response: The derivative securities in which the Fund invests as a principal investment strategy do not expose the Fund to unlimited loss.

10. Comment: When including the 2021 financial highlights, please add the applicable disclosure required by Item 16(e) of Form N-1A if there was a significant variation in the Fund’s portfolio turnover rate.

Response: The Fund did not have a significant variation in disclosure from 2020 to 2021 so no disclosure was added.

Please do not hesitate to contact Amy Fitzsimmons at (215) 564-8711 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Steven J. Gray

Steven J. Gray

Co-Secretary and Vice President